VIS-101 Phase 2a Update Clinical Results and Next Steps March 9, 2026

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NovaBridge Biosciences and Visara, the 1st Spoke VIS-101 Phase 2a Update VIS-101 KOL Perspective VIS-101 Next Steps Q&A Today’s Agenda 2

Today’s Speakers Emmett T. Cunningham, Jr., MD, PhD, MPH Executive Chairman, Co-Founder, Visara Vice Chairman of the Board, NovaBridge Carlos Quezada-Ruiz, MD, FASRS Chairman, Scientific Advisory Board, Visara Cadmus Rich, MD, MBA Chief Medical Officer, Visara Nikolas JS London, MD, FACS Managing Partner, President, Retina Consultants San Diego Sean Fu, PhD, MBA Chief Executive Officer, NovaBridge

NovaBridge Biosciences Accelerating Access to Innovation 4

NovaBridge: Accelerating Access to Innovation Global biotech platform with a portfolio of first- and best-in-class programs Two lead assets with compelling clinical proof-of-concept supporting differentiated positioning VIS-101: Differentiated VEGF-A/ANG-2 bispecific with favorable safety profile and rapid, durable responses supporting potential best-in-class durability Givastomig: CLDN18.2 × 4-1BB bispecific demonstrating robust and durable responses with broad activity across expression levels and best-in-class potential in 1L gastric cancer $228M in cash providing operational runway through 2028 to support key clinical milestones Multiple near-term catalysts across oncology and ophthalmology programs

We are a Hub-and-Spoke Gateway Connecting Global Markets

Well-positioned to Deliver Innovation from Emerging Biopharma Ecosystems to Patients Globally

Our Positioning

Global Biotechnology Platform

- Therapeutic area-agnostic
- 4 clinical-stage assets
- Global business development strategy
- Fast-to-PoC (Proof of Concept) strategy

Our Business Model

Discovery → Pre-clinical development → Clinical PoC → Late phase development → Registration → Commerciali-zation



Asset value

Our core value creation step

Our extended value creation step

5-10X value creation

- Acquire **early-stage assets** with well-defined PoC pathway
- Leverage deep **translation expertise** to unleash asset competitiveness
- Drive assets efficiently to **clinical POC**

2-3X value creation

- **Selectively engage in late-stage development,** leveraging NovaBridge's world-class clinical execution capabilities and scale / efficiency of China's clinical infrastructure
- Maintain **flexibility for strategic collaborations**

We are the FIRST and ONLY listed hub-and-spoke platform specializing in bridging Asian innovations to the global markets

Our Competitive Edge

BD-in

- Executive leadership capability with deep expertise across deal sourcing, BD and capital formation
- **Unparalleled healthcare ecosystem access and resources** enhanced by CBC Group

Clinical Development

- **Unique strategies for accelerated asset development**
- Cross-functional drug development expertise and experience
- Highly efficient operational execution

BD-out

- Long standing presence in US with strong capability to **provide bespoke solutions for biotech/MNCs**

Local innovation access in Asia backed by CBC Group

Healthy cash runway with strong fund-raising capabilities

Abundant know-how of platform Co targeting different TA

Distinctive PoC approach with deep expertise

Strong exit track record

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Visara is Led by an Exceptional and Experienced Leadership Team

NovaBridge

Transaction Structure



NovaBridge
AffaMed
ESOP
65%
30%
5%
Visara, Inc.

- NovaBridge invested **cash** for **65% equity interest in Visara**
- AffaMed contributed its **rights and interests in VIS-101** for **30% of the equity interest in Visara**
- The remaining 5% equity interest in Visara reserved for an ESOP
- **VIS-101-related ownership interests shown schematically**

NewCo Leadership



Emmett T. Cunningham, Jr., MD, PhD, MPH

Co-Founder and Executive Chairman, Visara; Vice-Chairman, NovaBridge

World-renowned ophthalmologist; Former Senior Managing Director, Blackstone Group

25+ years of experience as an entrepreneur and investor

Co-founder of 5+ companies, with a track record of serial entrepreneurial successes (IPO or acquired by MNCs)

Internationally recognized specialist in infectious and inflammatory eye disease with over **450 publications**

Led the development of **Macugen®: a first-in-class VEGF-A inhibitor for AMD and DME**



Cadmus Rich, MD, MBA

Chief Medical Officer (CMO)

18+ years experience as an Executive level R&D professional with deep ophthalmology experience at **multiple pharmaceutical and biotechnology companies** including Lassen Therapeutics, Aura Biosciences and Alcon

Strong experience working with **FDA, EMA and MHRA** on multiple, varied research and development projects



Carlos Quezada-Ruiz MD, FASRS

Chairman, Scientific Advisory Board, Visara

15+ years experience in ophthalmology holding various roles as a vitreoretinal surgeon, translational science & drug development executive, clinical R&D & TA head

CMO, Alkeus Pharmaceuticals. Most recently the **medical lead for VABYSMO® at Roche, and played a pivotal role in the global development and approvals** of VABYSMO® and SUSVIMO®, leading design, execution, readouts, fillings and launch

7

Visara, Inc. NovaBridge’s 1st Spoke 8

VIS-101 – Purpose-Designed to be Best-in-Class for Retinal Vascular Diseases


Anti-VEGF-A
Modified Fc
Anti-Ang-2

Phase 2a wet AMD Update

Safe and well-tolerated

Rapid, robust, and durable treatment responses

- **Mean BCVA >10 ETDRS letters**
- **Median CST 100-150 µm**
- **Potentially best in class durability:**
  - **~Two-thirds retreatment free at 4 months,**
  - **~Half retreatment free at 6 months**

Visara

9

A leading vitreoretinal surgeon and clinical scientist who directs a prominent, nationally recognized retinal practice and has served as the Principal Investigator for dozens of clinical trials evaluating the next generation of surgical and medical therapies An internationally recognized retina specialist and clinical scientist who has played a pivotal role in the development of novel therapies for retinal disease including the global regulatory filings and approvals of VABYSMO for wet AMD Carlos Quezada-Ruiz, MD, FASRS Chairman, Scientific Advisory Board, Visara Nikolas JS London, MD, FACS Managing Partner, President, Retina Consultants San Diego Today’s Speakers 10

VIS-101 Overview 11

$15B Total Branded Anti-VEGF-A Market1 DME Wet AMD RVO 20M+ 21M+ 16M+ More than 57M people affected globally2 Data source: 1. Ophthalmic Anti-VEGF Therapeutics Market Size & Share 2025 – 2034, published December 2025, 2. Invest Ophthalmol Vis Sci. 2021 Nov 24; 62 (14): 26. doi: 10.1167/iovs.62.14.26, wet age-related macular degeneration (wet AMD), diabetic macular edema (DME), retinal vein occlusion (RVO) 12

Global revenue projected to grow to >$20B by 2030 Increased revenue correlates with improved durability Lucentis® Q4W Eylea® Q8W Revenue 2y from Launch $1.8B $2.8B Vabysmo® Q8-16W Eylea HD® Q8-16W $4.4B $1.5B VIS-101 $1B+* Early Data Support VIS-101’s Potential for Best-in-Class Durability Q8-24W+  Anti-VEGF Ophthalmology Market Growth Driven by Efficacy and Durability Improvements Data source: Global data & Evaluate Pharma; sales revenue forecasts for Lucentis, Eylea, Vabysmo and Eylea HD, *Estimated VIS-101 revenue, Visara estimate 13

VIS-101: Purpose-Designed to be Best-in-Class Dual VEGF-A X ANG-2 Inhibitor

Bispecific, Tetravalent design: increased binding sites and increased VEGF-A and ANG-2 affinity



~ 154 kDa biologic

Humanized anti-VEGF-A mAb
~2X inhibitory activity

Optimized Fc region for shortened plasma half-life

Anti-Ang-2 inhibitory peptides (18mers)
~17X inhibitory activity, for class leading durability

~Half of VIS-101 Patients in Phase 1 and Phase 2a Remain Retreatment-Free at 6 months*

Visara

*Based on treatment naïve groups from evaluated patients in two clinical studies; The Phase 1 study was conducted in the U.S, the Phase 2a study was conducted in China

14

VIS-101: Best-in-Class Intravitreal Half-Life and Dual Target Inhibition

Name/Company: Status	**Vabysmo®/Faricimab** Roche: Approved	**VIS-101** Visara: Phase 2
Structure	Anti-VEGF-A Anti-Ang-2 Modified Fc	Anti-VEGF-A Modified Fc Anti-Ang-2
Antibody format **Molecular Weight** **Dose (mg/nM)** **$IC_{50:}$ VEGF/ANG-2**[1]	Bispecific ~150 kDa 6 mg 292 pM/3181 pM	Tetravalent Bispecific ~154 kDa 6 mg* 125 pM/191 pM
Loading Dose	4 doses	3 doses
Durability of Response (post loading)	16 weeks	24 weeks +

Purpose-Bioengineered for Rapid, Robust, Durable Response

Note: 1. Visara *in vitro* report *Dose of 6mg based on clinical trial results, picomolar = pM

15

Predicted dynamics of intraocular VEGF-A and ANG-2 suppression through week 32 post dose1,2 Longer VEGF-A and ANG-2 inhibition may predict increased VIS-101 durability Predictive Modeling Suggests Best-in-Class Potential for VIS-101 1. Diack et al,2024, TVST: https://doi.org/10.1167/tvst.13.11.14, https://doi.org/10.1167/tvst.13.11.13, 2. VIS-101 data are estimated using the model 16

VIS-101 Phase 2a Update Dr. Carlos Quezada-Ruiz 17

4 doses Up to 16 weeks Study Assessed Safety and Tolerability of VIS-101, Time to Retreatment After Loading Doses 6 mg (n=25) 3 mg (n=13) Monthly follow-up to Week 36 or retreatment Patient criteria: Aged 50-80 years with wet AMD (both treatment naïve and pre-treated) BCVA ETDRS letter score 78-19 CST ≥250 µm on OCT Endpoints: BCVA (ETDRS letters) CST Safety VIS-101: Phase 2a Study Overview *Specific Disease Activity Criteria defined in the clinical protocol N=38, randomized 2:1 Retreatment rate Study designed to evaluate time to retreatment after 3 loading doses Retreatment based on defined Disease Activity Criteria based on BCVA or CST and wet AMD disease activity Loading Doses 18

Baseline characteristics were similar between the 6mg and 3mg cohorts Patient Characteristics 6mg (N=25) 3mg (N=13) Total (N=38) Age (average), years 69.5 71.5 Sex, (n, %) Male 17 (68.0) 8 (61.5) 25 (65.8) Female 8 (32.0) 5 (38.5) 13 (34.2) Baseline BCVA (Letters) 54.7 52.3 53.9 Baseline CST (μm) 417.2 407.6 413.9 Previously received anti-VEGF therapy, n (%) Yes 13 (52.0) 4 (30.8) 15 (44.7) No 12 (48.0) 9 (69.2) 21 (55.3) Phase 2a Study Demographics Represent Wet AMD Patients Source: ASKG712-CT-I-1_Phase 1/2a Top Line Table 14.1.3 19

VIS-101 (3 loading doses) Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *One patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. **One patient in the 6mg pre-treated cohort dropped out after week 4 visit for reasons unrelated to study drug.  #One patient did not have reading on W32. 3mg – Retreatment free Patients 6mg – Retreatment free Patients VIS-101 (3 loading doses) * ** # Treatment Naïve Pre-Treated A high-proportion of 6mg participants (nearly half) are re-treatment free at 36 weeks Rapid, Robust and Sustained Vision Improvement After Three Loading Doses (4 mos) (6 mos) (4 mos) (6 mos) 20

VIS-101 – Robust Efficacy, Best-in-Class Potential

Treatment Naïve and Pre-Treated VIS-101 patients compare favorably to faricimab Phase 2 STAIRWAY trial

VIS-101 6mg – Retreatment free Patients



Treatment Free: up to 28 weeks
Mean BCVA Change from Baseline, ETDRS Letters
Week
Treatment Naïve (n=12* randomized)
Pre-Treated (n=13* randomized)
Less loading doses
VIS-101
(3 intravitreal injections)
Treatment free

Faricimab 6mg
(All Treatment Naïve)



Treatment Interval: 12-16 weeks
Adjusted mean BCVA change from baseline, ETDRS letters
Faricimab, Q16W (n=31)
Faricimab, Q12W (n=24)
Ranibizumab, 0.5mg, Q4W (n=16)
Q16W
Q12W
Faricimab
(4 intravitreal injections)
Fixed Treatment Regimen of 12 and 16 weeks

Visara

* Cross trial comparison, Faricimab data source: Khanani et al., The STAIRWAY Phase 2 Randomized Clinical Trial. JAMA Ophthalmol. 2020 Sep 1;138(9):964-972.

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% Participants Remaining Treatment Free (16 vs. 24 weeks post loading doses) VIS-101 (3 loading doses) Treatment-Naïve - Retreatment free Patients (7/9) (7/11) (3/9) (5/11) * # * 3mg (n=9 randomized) 6mg (n=12* randomized) Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *One patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. #One patient did not have reading on W32. VIS-101 – Robust Durability, Best-in-Class Potential (4 mos) (6 mos) Mean BCVA >10 ETDRS letters ~Two-thirds retreatment free at 4 months ~Half retreatment free at 6 months 22

3mg – Retreatment free Patients 6mg – Retreatment free Patients * ** VIS-101 (3 loading doses) VIS-101 (3 loading doses) Treatment Naïve Pre-Treated Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *One patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. **One patient in the 6mg pre-treated cohort dropped out after week 4 visit for reasons unrelated to study drug.  #One patient in the 6 mg naïve patient cohort did not have reading on W32. VIS-101 – Rapid and Robust CST Improvement (4 mos) (6 mos) (4 mos) (6 mos) 23 #

Mean CST Changes (Treatment-Naïve) (7/9) (7/11) (3/9) (5/11) * * 3mg (n=9 randomized) 6mg (n=12* randomized) VIS-101 (3 loading doses) % Participants Remaining Treatment Free (16 vs. 24 weeks post loading doses) (7/9) (7/11) (3/9) (5/11) * Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *One patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. #One patient did not have reading on W32. ~Half of patients are retreatment free through 36 weeks VIS-101 - Sustained CST Improvement Median CST ~100-150 µm (after 3 loading doses) ~Two-thirds retreatment free at 4 months ~Half retreatment free at 6 months (4 mos) (6 mos) 24 #

VIS-101 - Best-in-Class Durability Potential

~Half of patients are retreatment free through 36 weeks

VIS-101 Retreatment free Rates by Visit (Treatment Naïve)



Study Eye Retreatment-free Rates, %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Loading Dose Phase
100%
100%
64%
64%
55%
45%
45%
6mg (N=11 Randomized)
Faricimab
~45%1
Baseline
W4
W8
W12
W16
W20
W24
W28
W32
W36
Weeks
(4 mos)
(6 mos)

Retreatment Criteria[2]

- Change in CST ≥75 µm compared previous lowest CST
- BCVA decreases of ≥5 letters compared to the mean BCVA of the last two visits OR decreases by ≥10 letters compared to the previous highest BCVA
- New or recurrent retinal/subretinal fluid on OCT
- Presence of new macular hemorrhage related to nAMD

Source: nAMD China Phase 2a final raw dataset (tab TREAT001_1)

1. Faricimab Phase 3 data; 16 weeks after loading. Efficacy, durability, and safety of intravitreal faricimab up to every 16 weeks for neovascular age-related macular degeneration (TENAYA and LUCERNE): two randomised, double-masked, phase 3, non-inferiority trials. Lancet 2022; 399: 729–40.
2. Retreatment Criteria based on Disease Activity Criteria in the Phase 2a clinical protocol ASKG 712-CT-I-1

Faricimab comparison is not based on a head-to-head study. VIS-101 is an investigational agent that has not been approved in any geography.
Neovascular age-related macular degeneration (nAMD), optical coherence tomography (OCT), best corrected visual acuity (BCVA)

Visara

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Source:  ASKG712-CT-I-1_Phase 1/2a Top Line Table 14.3.2.5, *2 events one with a grade change, System Organ Class/Preferred Term (SOC/PT)  SOC/PT 3mg (N=13) n(%) E 6mg (N=25) n(%) E Total Treatment Related TEAE 0 2 (8) 4 Eye Disorder 0 2 (8) 4 Uveitis 0 1 (4) 3* Vitreous opacities 0 1 (4) 1 *Uveitis was asymptomatic and did not include change in vision or vasculitis Favorable safety profile with only 2 patients with related AEs VIS-101 was Safe and Well-Tolerated with Only 2 Related Events and No Safety Signals Identified in Treatment Emergent Adverse Events VIS-101 - Favorable Safety Profile with No Dose-Limiting Toxicity 26

KOL Perspective: Dr. Nikolas London 27

VIS-101: Best-in-Class Intravitreal Half-Life and Dual Target Inhibition

Name/Company: Status	**Vabysmo®/Faricimab** Roche: Approved	**VIS-101** Visara: Phase 2
Structure	Anti-VEGF-A Anti-Ang-2 Modified Fc	Anti-VEGF-A Modified Fc Anti-Ang-2
Antibody format **Molecular Weight** **Dose (mg/nM)** **IC_{50}: VEGF/ANG-2**[1]	Bispecific ~150 kDa 6 mg 292 pM/3181 pM	Tetravalent Bispecific ~154 kDa 6 mg* 125 pM/191 pM
Loading Dose	4 doses	3 doses
Durability of Response (post loading)	16 weeks	24 weeks +

Purpose-Bioengineered for Rapid, Robust, Durable Response

Visara

Note: 1. Visara *in vitro* report *Dose of 6mg based on clinical trial results, picomolar = pM

28

VIS-101: Next Steps 29

VIS-101 – Purpose-Designed to be Best-in-Class for Retinal Vascular Diseases Anti-Ang-2 Anti-VEGF-A Modified Fc Phase 2a wet AMD Update Safe and well-tolerated Rapid, robust, and durable treatment responses Potentially best in class durability Next Steps: Phase 2b study expected to be initiated H2 2026 Global Phase 3 program expected to begin in 2027 30

VIS-101: Q&A 31

Thank you www.novabridge.com IR@novabridge.com

33 Affamed, Principal Investigator Allergan/Abbvie, Consultant Amgen, Principal Investigator Apellis Pharmaceuticals Inc, Consultant, Speaker Astellas Pharmaceuticals, Speaker Eyepoint, Consultant and Principal Investigator Boehringer Ingelheim, Principal Investigator Genentech/Roche, Consultant and Principal Investigator Iveric Bio, Consultant Janssen Pharmaceuticals, Principal Investigator Regeneron, Principal Investigator Chief Medical Officer, Alkeus Pharmaceuticals Chairman of the Scientific Advisory Board, Visara, Inc. Scientific Advisor, Sanro Health Scientific Advisor, VeonGen Therapeutics Carlos Quezada-Ruiz, MD, FASRS Chairman, Scientific Advisory Board, Visara Nikolas JS London, MD, FACS Managing Partner, President, Retina Consultants San Diego Summary of Disclosures